Filed by Clear Channel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Clear Channel Communications, Inc.
                                                      Commission File No. 1-9645

    The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include references made in the following press release, suchas statements regarding:

    o    future financial and operating results,

    o    the proposed Clear Channel/AMFM merger,

    o    the operation and prospects of the combined Clear Channel/AMFM, and

    o    completion and benefits of pending acquisitions.

     Such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the Clear Channel and AMFM stockholders to approve the merger; the risk that the Clear Channel and AMFM businesses will not be integrated successfully; costs related to the merger; risks of new and changing regulation in the U.S. and internationally.

    For a detailed discussion of these and other cautionary statements, please refer to Clear Channel's filings with the Securities and Exchange Commission, especially in the "Item 1. Business - Forward-Looking Statements
 May Prove Inaccurate" section of Clear Channel's Form 10-K for the fiscal year ended December 31, 1998.


THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY CLEAR CHANNEL ON APRIL 27, 2000.


                 [CLEAR CHANNEL COMMUNICATIONS, INC. LETTERHEAD]


                                                                    NEWS RELEASE
FOR IMMEDIATE RELEASE

                  CLEAR CHANNEL FILES AMFM MERGER DIVESTITURES
                                  WITH THE FCC

SAN ANTONIO,  TEXAS,  April 27, 2000  Clear Channel  Communications,  Inc. (NYSE
CCU) today announced that at todays annual meeting of stockholders, Clear Channel stockholders voted to approve the merger with AMFM Inc. (NYSE: AFM). Pending final regulatory approvals, the merger is expected to be finalized by September 30, 2000.

Pursuant to the terms of the merger, AMFM shareholders will receive 0.94 shares of Clear Channel Communications, Inc. common stock, on a fixed exchange basis, for each share of AMFM Inc. held on the record date of the transaction.

ABOUT CLEAR CHANNEL COMMUNICATIONS

Clear Channel Communications, Inc., is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 37 countries around the world. Including announced transactions, Clear Channel operates 874 radio and 19 television stations in the United States and has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 700,000 outdoor advertising displays, including billboards, street furniture and transit panels across the world. The Company is headquartered in San Antonio, Texas.

For  further  information  contact  Terri  Hunter,  Vice  President  of Investor
Relations   or  Kim  Johnson  at  (210)   822-2828  or  visit  our  web-site  at
www.clearchannel.com.

Certain statements in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.